 SPORT STIX INC.
18101 Von Karmon Avenue #140-121
Irvine, California 92612
(949)  825-7786    FAX (949) 625-0777

August  14, 2013

Securities & Exchange Commission
Washington, D.C. 20549

RE:  SPORT STIX INC.
REGISTRATION FORM STATEMENT ON FORM S-1  FILE NUMBER  333-186355
Request for Acceleration of the Effective Date

Dear Mr. Jeffrey P. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sport Stix, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on Friday, August 16, 2013.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Charles Todd
Charles Todd,
President, Chief Executive Officer
Sport Stix Inc.